

Mail Stop 3720

July 12, 2010

Erica Zalbert
Chief Financial Officer
EchoMetrix, Inc.
6800 Jericho Turnpike – Suite 208E
Syosset, NY 11791

RE: **EchoMetrix, Inc.**
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 001-31590

Dear Ms. Zalbert:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T) Controls and Procedures
Evaluation of our Disclosure Controls and Internal Controls, page 21

1. We refer to your assessment of disclosure controls and procedures, where you conclude that internal control over financial reporting was not effective, but do not provide a separate conclusion for the disclosure controls and procedures. Please amend your Form 10-K to revise the disclosure to provide a statement as to whether or not the disclosures controls and procedures are effective. Refer to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director